1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 2, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1 99.2 99.3 99.4	Announcement on 2023/12/28: Announcement on 2023/12/29: Announcement on 2023/12/29: Announcement on 2024/01/02:

Chunghwa Telecom to hold conference call for the fourth quarter 2023 results

Chunghwa Telecom Global, Inc., the Company's subsidiary announces the acquisition of right-of-use assets from the Company

Announce Acting Spokesperson

Recognition of an impairment of investment property pursuant to IAS 36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom to hold conference call for the fourth quarter 2023 results

Date of events: 2024/01/30

Content:

1.
Date of institutional investor conference: 2024/01/30
2.
Time of institutional investor conference: 15:00
3.
Location of institutional investor conference: Teleconference
4.
Outline of institutional investor conference: Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on January 30, 2024 Taipei time for the brief information and presentation of the investor conference.
5.
Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.2

Chunghwa Telecom Global, Inc., the Company's subsidiary announces the acquisition of right-of-use assets from the Company

Date of events: 2023/12/29

Content:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 9F, Communication Building, No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City
2.
Date of occurrence of the event: 2023/12/29
3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 14.62 square meters, equivalent to 4.4 p’ing

Unit price: NT$2,000 per ping per month

Total transaction amount: NT$105,600

Right-of-use assets: NT$105,118

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the Company: Parent Company

5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reasons for selecting a related party as the counterparty: The location of the property and the overall business planning considerations

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: monthly payment, NT$8,800 per month

Payment period: 2024/1/1~2024/12/31

Contractual restrictions and other important appointments: None

9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions

Decision-making unit: Board of Directors

10.
Name of the professional appraisal firm or company and its appraisal price: N/A
11.
Name of the professional appraiser: N/A
12.
Practice certificate number of the professional appraiser: N/A
13.
The appraisal report has a limited price, specific price, or special price: N/A
14.
An appraisal report has not yet been obtained: N/A
15.
Reason for an appraisal report not being obtained: N/A
16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
17.
Name of the CPA firm: N/A
18.
Name of the CPA: N/A
19.
Practice certificate number of the CPA: N/A
20.
Broker and broker's fee: N/A
21.
Concrete purpose or use of the acquisition or disposal: Office premises
22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2023/12/29
25.
Date of ratification by supervisors or approval by the audit committee: NA
26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.
Any other matters that need to be specified: The company does not have supervisors or board of independent directors.

EXHIBIT 99.3

Announce Acting Spokesperson

Date of events: 2023/12/29

Content:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.) , financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): Acting spokesperson
2.
Date of occurrence of the change: 2023/12/29
3.
Name, title, and resume of the previous position holder: Li-Show Wu, Business Senior Executive Vice President and Chief Information Security Officer
4.
Name, title, and resume of the new position holder: Rong-Shy Lin, Technology Senior Executive Vice President
5.
Type of the change (please enter: “resignation”, “position adjustment”, “retirement”, “death”, “new replacement” or “dismissal”): Retirement
6.
Reason for the change: Retirement
7.
Effective date: 2024/01/01
8.
Any other matters that need to be specified: None

EXHIBIT 99.4

Recognition of an impairment of investment property pursuant to IAS 36

Date of events: 2024/01/02

Content:

1.
Date of occurrence of the event: 2024/01/02
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Pursuant to IAS No.36, the company recognized an impairment of investment property for an amount of about NT$395 million resulting from the price variation of lands.

6.
Countermeasures: N/A
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):
a.
The recognized impairment amount is not yet audited.
b.
The impairment involves no cash expenditure, and does not affect working capital or cash flow of the company.